FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [ X ]    Form 40-F   [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 04, 2008	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company

Forbes Medi-Tech Inc.

Suite 200 - 750 West Pender St.

Vancouver, British Columbia V6C 2T8

2.

Date of Material Change

February 27, 2008

3.

News Release

News releases respecting this material change were disseminated on February 26, 2008 and March 3, 2008 via Marketwire.

4.

Summary of Material Change

A reorganizing of the corporate structure of Forbes Medi-Tech Inc. (which changed its name to Forbes Medi-Tech Operations Inc.) (“Old Forbes”) by way of a plan of arrangement under Section 192 of the Canada Business Corporations Act, which resulted in 0813361 B.C. Ltd. (which changed its name to Forbes Medi-Tech Inc.) (“New Forbes”) becoming a reporting issuer.

The reorganization involved the exchange of New Forbes shares for Old Forbes shares on the basis of one (1) common share of New Forbes for every eight (8) common shares of Old Forbes.  As a result of the share exchange, Old Forbes became a wholly owned subsidiary of New Forbes and shareholders, optionholders and warrantholders of Old Forbes became shareholders, optionholders and warrantholders of New Forbes

5.

Full Description of Material Change

On February 27, 2008, Old Forbes completed a reorganizing of its corporate structure by way of a plan of arrangement under Section 192 of the Canada Business Corporations Act (the “Arrangement”), pursuant to which all of Old Forbes’s outstanding common shares, options and warrants, were exchanged for common shares, options and warrants of New Forbes.  As part of the Arrangement, Old Forbes changed its name to Forbes Medi-Tech Operations Inc. and New Forbes changed its name to Forbes Medi-Tech Inc.

The Arrangement, which is fully described in the management information circular dated January 14, 2008 (the “Circular”) and the Plan of Arrangement as Amended, both filed by Old Forbes on SEDAR (www.sedar.com), received securityholder approval at the special meeting held by Old Forbes on February 14, 2008 and Court approval on February 15, 2008.

Upon closing of the Arrangement: (i) shareholders of Old Forbes exchanged eight of their existing common shares for one common share of New Forbes, CUSIP No. 345155 10 5; (ii) holders of options and warrants of Old Forbes will be entitled to receive, on exercise of their options or warrants, one common share of New Forbes for each eight common shares of Old Forbes, with the exercise price for each common share of New Forbes being eight times the exercise price for one existing common share of Old Forbes; (iii) as a result of the exchange of shares referred to above, Old Forbes became a wholly owned subsidiary of New Forbes and shareholders, optionholders and warrantholders of Old Forbes became shareholders, optionholders and warrantholders of New Forbes; and (iv) Old Forbes changed its name from “Forbes Medi-Tech Inc.” to “Forbes Medi-Tech Operations Inc.” and New Forbes changed its name from “0813361 B.C. Ltd.” to “Forbes Medi-Tech Inc.”.

On Monday, March 3, 2008, the shares of New Forbes began trading on the TSX and NASDAQ in substitution for the shares of Old Forbes. Initially, the trading symbol for New Forbes’s shares trading on NASDAQ will be “FMTID”, an interim symbol to denote the post-exchange status. The trading symbol “FMI” for Forbes’s shares trading on the TSX remains unchanged.

No fractional New Forbes common shares were issued pursuant to the Arrangement. Holders of Old Forbes common shares who became entitled to a fractional share as a result of the Arrangement will receive the next lowest number of shares. Additionally, no fractional New Forbes options or warrants will be issued pursuant to the Arrangement, and, in lieu of any such fractional New Forbes options warrants, such securityholder shall receive the next lowest number options or warrants, as applicable.

The reorganization affects all shareholders, optionholders and warrantholders uniformly and does not affect any securityholders’ existing percentage ownership interests or proportionate voting power of Old Forbes or the existing percentage of the number of common shares of New Forbes that can be acquired upon the exercise of an option or a warrant, other than as a result of rounding down to the next lowest whole number of shares for holders who became entitled to a fractional share as a result of the Arrangement.

After giving effect to the reorganization, there are approximately 4,801,512 issued and outstanding common shares of New Forbes, warrants to purchase 259,083 common shares of New Forbes at a price of US$16.48 per share and options to purchase a total of 363,296 common shares of New Forbes at prices between $4.24 and $8.00 per share.

New Forbes will continue to execute Old Forbes’s business plan going forward, with the same assets, board of directors and management team.

See attached news releases.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

7.

Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

8.

Executive Officer

David Goold, Chief Financial Officer

Tel: (604) 689-5899

9.

Date of Report

March 4, 2008

“A Life Sciences Company”

For Immediate Release	March 3, 2008

Forbes Medi-Tech announces Trading of Common Shares on Post-Exchange Basis

Vancouver, Canada Forbes Medi-Tech Inc. (TSX: FMI and NASDAQ: FMTI/FMTID), (“Forbes”) today announced that its common shares are now trading on NASDAQ and the TSX on a post-exchange basis. Initially, the trading symbol for Forbes’ shares trading on NASDAQ will be "FMTID", - an interim symbol to denote the post-exchange status. The trading symbol “FMI” for Forbes’ shares trading on the TSX remains unchanged.

This post-exchange trading follows the formal completion of the previously announced reorganization involving the exchange of New Forbes shares for Old Forbes shares on the basis of one (1) common share of New Forbes for every eight (8) common shares of Old Forbes.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of life-threatening disease.  Our strategy and vision is to develop and market a portfolio of products for the benefit of all consumers, from the healthy person desiring consumer lifestyle products that can help reduce the risk of future disease, to medical patients needing therapeutic prescription products for the treatment of an established ailment. Additional information on Forbes Medi-Tech can be found at www.forbesmedi.com

# # #

For more information, please contact:

Forbes Investor Relations Telephone: (604) 681-8976 E-mail: ir@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  This News Release contains forward-looking statements and information regarding the trading symbol for shares of Forbes Medi-Tech Inc. on Nasdaq, and Forbes’ strategy and vision. Forward-looking statements and information can be identified by the use of forward-looking terminology such as “will”, “strategy”, “vision”, “to develop” or comparable terminology referring to future events or results.   Forward-looking statements and information are statements and information about the future and are inherently uncertain.  The Company’s actual achievements and other results and occurrences could differ materially from those anticipated in these forward-looking statements and information due to a variety of risks, uncertainties and other factors, including, without limitation, the fact that trading symbols are subject to change without notice; uncertainty about whether Forbes will regain compliance with Nasdaq’s minimum bid price listing standard; uncertainty about the timing and outcome of the  hearing, scheduled for late March, with the Nasdaq Listing Qualifications Panel, which may result in Forbes' loss of its Nasdaq listing; uncertainty whether Forbes will be able to continue to maintain either its TSX or its Nasdaq listing; the need for additional funding in the near term, which may not be available in a timely manner or at all, and if not so obtained, will have a material adverse effect on Forbes; the risk of unanticipated costs or expenses; uncertainty whether the Company will realize is strategies and vision; changes in business strategy or development plans; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  Forward-looking statements and information are based on the assumptions, beliefs, opinions and expectations of the Company’s management at the time they are made, and, except as required by applicable law the Company does not assume any obligation to update its forward-looking statements or information if those assumptions, beliefs, opinions or expectations or other circumstances should change.

“A Life Sciences Company”

For Immediate Release	March 3, 2008

Forbes Medi-Tech Establishes Exchange Ratio for Corporate Reorganization

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) (“Forbes” or the “Company”) today announced that its Board of Directors has set the share exchange ratio for the Company’s corporate reorganization, which is to proceed by way of a plan of arrangement (the “Arrangement”), at eight existing common shares of Forbes for one new common share.

The Arrangement was approved by shareholders, optionholders and warrantholders of Forbes at a special meeting held on February 14, 2008 and by the Supreme Court of British Columbia on February 15, 2008.

The reorganization is currently expected to close on Wednesday, February 27, 2008.  Upon closing of the reorganization:

•

shareholders of the Company will exchange eight of their existing common shares for one common share of 0813361 B.C. Ltd. (“Newco”), a company incorporated under the British Columbia Business Corporations Act;

•

holders of options and warrants of the Company will be entitled to receive, on exercise of the options or warrants, one common share of Newco for each eight common shares of the Company.  The exercise price for each common share of Newco will be eight times the exercise price for one existing common share of the Company;

•

as a result of the exchange of shares referred to above, the Company will become a wholly owned subsidiary of Newco and shareholders, optionholders and warrantholders will become shareholders, optionholders and warrantholders of Newco; and

•

Forbes Medi-Tech Inc. will change its name from “Forbes Medi-Tech Inc.” to “Forbes Medi-Tech Operations Inc.” and 0813361 B.C. Ltd. will change its name from “0813361 B.C. Ltd.” to “Forbes Medi-Tech Inc.”.

It is expected that the shares of the new Forbes Medi-Tech will trade on the TSX and NASDAQ in substitution for the existing shares of Forbes on Monday, March 3, 2008.  The Company expects to meet with the NASDAQ Listing Qualifications Panel in late March to review the Company’s ongoing listing status.

“We are pleased that this reorganization has been heavily supported by our shareholders, and believe that it will be fundamental to maintaining our NASDAQ listing,” said Charles Butt.

The Arrangement will affect all shareholders, optionholders and warrantholders uniformly and will not affect any securityholders’ existing percentage ownership interests or proportionate voting power in the Company or the existing percentage of the number of common shares of 0813361 B.C. Ltd. that can be acquired upon the exercise of an option or a warrant.

After giving effect to the reorganization, there will be approximately 4,801,512 issued and outstanding common shares of Forbes Medi-Tech Inc., warrants to purchase 259,083 common shares of Forbes Medi-Tech Inc. at a price of US$16.48 per share and options to purchase a total of 363,296 common shares of Forbes Medi-Tech Inc. at prices between $4.24 and $8.00 per share.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of life-threatening disease.  Our strategy and vision is to develop and market a portfolio of products for the benefit of all consumers, from the healthy person desiring consumer lifestyle products that can help reduce the risk of future disease, to medical patients needing therapeutic prescription products for the treatment of an established ailment. Additional information on Forbes Medi-Tech can be found at www.forbesmedi.com

# # #

For more information, please contact:

Darren Seed Director, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  This News Release contains forward-looking statements and information regarding Forbes’ Plan of Arrangement and reorganization, share exchange ratio, continued listing on Nasdaq, strategy and vision, and other information related to future periods. Forward-looking statements and information can be identified by the use of forward-looking terminology such as “expects”, ”which is to proceed”, “will”, “upon closing”, “that can”,  “strategy”, “vision”, or comparable terminology referring to future events or results.   Forward-looking statements and information are statements and information about the future and are inherently uncertain.  The Company’s actual achievements and other results and occurrences could differ materially from those anticipated in these forward-looking statements and information due to a variety of risks, uncertainties and other factors, including, without limitation, uncertainty whether the reorganization will close, and the new Forbes shares will commence trading, as anticipated or at all; uncertainty whether Forbes will regain compliance with Nasdaq’s minimum bid price listing standard; uncertainty about the timing and outcome of the hearing with the Nasdaq Listing Qualifications Panel, which may result in the Company’s or new Forbes’ loss of its Nasdaq listing; uncertainty whether the Company or new Forbes will be able to continue to maintain either its TSX or its Nasdaq listing; the need for additional funding, which may not be available in a timely manner or at all; the risk of unanticipated costs or expenses; uncertainty whether the Company will realize is strategies and vision; changes in business strategy or development plans; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  Forward-looking statements and information are based on the assumptions, beliefs, opinions and expectations of the Company’s management at the time they are made, and, except as required by applicable law the Company does not assume any obligation to update its forward-looking statements or information if those assumptions, beliefs, opinions or expectations or other circumstances should change.